Exhibit 99.1

Oriental Culture Holding LTD Announces First Half Year of 2021 Unaudited Financial Results

Hong Kong, November 2, 2021 – Oriental Culture Holding LTD. (“OCG” or the “Company”) (NASDAQ: OCG), a leading online provider of collectibles and artwork e-commerce services, today announced its unaudited financial results for the six months ended June 30, 2021.

First Half Year of 2021 Financial Highlights

●	Total revenues were approximately $24.5 million for the six months ended June 30, 2021, representing an increase of 891.1 % compared with the total revenues of approximately $2.5 million for the six months ended June 30, 2020.

●	Gross profit was approximately $23.1 million for the six months ended June 30, 2021, representing an increase of 1,011.2% compared with approximately gross profit of $2.1 million for the six months ended June 30, 2020.

●	Gross margin was 94.3% for the six months ended June 30, 2021, representing an increase of 10.2 % points compared with a gross margin of 84.1% for the six months ended June 30, 2020.

●	Income from operations was approximately $9.7 million for the six months ended June 30, 2021, representing an increase of 3,750.6 % compared with income from operations of approximately $0.3 million for the six months ended June 30, 2020.

●	Net income was approximately $10.1 million for the six months ended June 30, 2021, representing an increase of 2,601.8 % compared with net income of approximately $0.4 million for the six months ended June 30, 2020.

Mr. Yi Shao, Chief Executive Officer of the Company, commented “We are very excited to report that our revenues in the first half of 2021 increased by 891.1% year over year to $24.5 million and our net income in the first half of 2021 increased by 2,601.8% year over year to $10.1 million. We have seen a strong first half of this year comparing to the same period of last year as the art and collectible market has bounced back and our business operation has returned to normal as COVID-19 pandemic has mostly been under control in China. During the first half of 2020, our business and operation suffered material negative impact by the outbreak of COVID-19 with the closure of our offices, especially the closure of our warehouse which prevented us from taking in new collectibles and artwork products as well as the traffic control and logistics restrictions in China during the outbreak which delayed delivery of collectibles and artwork from clients for appraisal and listing on our platform.”

Mr. Shao continued: “In addition, economic activities are returning to normal and new measures are introduced to stimulate domestic consumption in China which have strengthened art and collectible traders’ confidence. Internationally, the positive global financial market, encouraging signs of economic recovery, and continuing government stimulus measures, fueled investment market, including the investment in arts and collectibles. The rapid increase in new customers and our marketing activities helped driving up the number of new listings, volume of transactions as well as our revenue and profit.”

Results of Operations

The tables in the following discussion summarize our unaudited interim condensed consolidated statements of operations for the periods indicated. The operating results in any period are not necessarily of the results that may be expected for any future period.

	For the Six Months Ended June 30,		Variance
	2021	2020	Amount	%
	(Unaudited)	(Unaudited)
Net Revenues	$24,331,668	$2,373,250	$21,958,418	925.2%
Net Revenues – related parties	129,071	94,713	34,358	36.3%
Cost of revenues	(1,397,828)	(392,424)	(1,005,404)	256.2%
Gross profit	23,062,911	2,075,539	20,987,372	1011.2%
Operating expenses	(13,339,262)	(1,823,019)	(11,516,243)	631.7%
Income from operations	9,723,649	252,520	9,471,129	3,750.6%
Other income	356,504	120,567	235,937	195.7%
Income before income taxes	10,080,153	373,087	9,707,066	2,601.8%
Provision for income taxes	-	-	-	-
Net income	10,080,153	373,087	9,707,066	2,601.8%
Foreign currency translation adjustment	(69,596)	(177,875)	108,279	(60.9)%
Comprehensive income	$10,010,557	$195,212	9,815,345	5,028.0%
Weighted average number of ordinary shares outstanding – basic and diluted	20,444,712	15,190,000	5,254,712	34.6%
Basic and diluted earnings per share	$0.49	$0.02	$0.47	1,907.4%

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Six Months Ended June 30,				Variance
	2021		2020		Amount	%
	(Unaudited)		(Unaudited)
	Revenues	%	Revenues	%
Listing services fees (1)	$4,487,953	18.3	$466,668	18.9	$4,021,285	861.7%
Transaction fee (2)	16,265,107	66.5	1,353,532	54.8	14,911,575	1101.7%
Marketing service fees (3)	3,416,630	14.0	387,407	15.7	3,029,223	781.9%
Other revenues(4)*	291,049	1.2	260,356	10.6	30,694	11.8%
Total operating revenues, net	$24,460,739	100.0	$2,467,963	100.0	$21,992,776	891.1%

*	Including $129,071 and $94,713 from related parties for the six months ended June 30, 2021 and 2020, respectively

(1) Listing service fees: Our performance obligation is to provide listing on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles and artwork. Listing value is the total offering price of the collectible, artwork or commodities when the ownership units are initially listed on our trading platform. We utilize an appraised value as a basis to determine the appropriate listing value for each piece of collectible or artwork, or portfolio of collectibles or artwork or commodities. In general, listing service fees are recognized upon completion of our performance obligation. Our standard listing fees range from 2.3% to 5.3% for artwork and collectibles and 1% to 6% for commodities of the initial listing value, the rate is dependent on the type of listings and is negotiated on a case by case basis. The average listing period is around three months.

Total listing service fees increased by approximately $4.0 million or 861.7% from $466,668 for the six months ended June 30, 2020 to $4,487,953 for the same period in 2021. The increase was due to large amount of newly listed artwork and collectibles which increased in the listing value and listing service fees. The number of types in collectibles/artwork and commodities were successfully listed on our platforms increased from 25 for the six months ended June 30, 2020 to approximately 187 for the six months ended June 30, 2021. Our total listing value of listed collectible/artwork increased from approximately $0.4 billion during the six months ended June 30, 2020 to approximately $1.8 billion for the same period in 2021.

(2) Transaction fee revenue: Transaction fee revenue is generally calculated based on the transaction value of collectibles or artwork per transaction for our services to facilitate the trading transactions. Transaction value is the dollar amount of the purchase and sale of the ownership units of the collectibles or artwork after they are listed on our platform. We typically charge from 0.15% to 0.3% of the transaction value per transaction from both the purchase and sale side of the transaction resulting in an aggregate of 0.3% to 0.6% of total transaction value. Sometimes, we charge a predetermined transaction rate, which is negotiated on a case by case basis, for selected traders with specific large transactions. Transaction fee revenue also includes predetermined monthly transaction fees, which are negotiated case by case for selected traders with high trading volume, and is recognized and earned over the specified service period.

Total transaction fee revenue increased by approximately $14.9 million or 1,101.7% from $1,353,532 for the six months ended June 30, 2020 to $16,265,107 for the same period in 2021. The increase was primarily due to the increasing number of traders that participated in trading on the platform as our customers and potential customers increased their expenditures and investment because of recovering economic activities from the pandemic in China. Our active traders increased from 27,020 for the six months ended June 30, 2020 to 116,709 active traders for the six months ended June 30, 2021. The increase in active trader led to increase in number of transactions. Our number of transactions increased from approximately 16.8 million for the six months ended June 30, 2020 to approximately 94.5 million for the same period in 2021. During the six months ended June 30, 2021 and 2020, total transaction value amounted to approximately $10.8 billion and $847 million respectively. Our current system could support up to 120,000 active  traders with over one billion transactions.

(3) Marketing service fees: Marketing service fee revenue is a fee that we charge for promoting and marketing our customers’ collectibles or artwork. The services include assisting our customers in connection with their listings and trading of their collectibles/artwork on our platform, which mainly include consulting and supporting services of the marketability for the collectibles/artwork; assessing their market value and market acceptance for the collectibles/artwork; and assisting in the application and legal protection required for the customers’ collectibles/artwork to be approved for listing on our platform. For marketing service contracts in which the related performance obligations can be completed within a short period of time, the Company recognizes the related revenue upon the completion of its performance obligations.

Marketing service agreements also includes providing promotion services for customers’ items as where to place ads on well-known cultural and/or art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs. The marketing service fees are charged on various fixed fee basis, which are based on the type of the listing session that the customer applies for and whether the customer has listed and sold its collectible on other platforms before, and they were not tied to the type or value of the underlying collectible/artwork. Marketing service contracts and fees are recognized upon the completion of all performance obligations.

Marketing service fees increased by approximately $3.0 million or 781.9% from $387,407 for the six months ended June 30, 2020 to $3,416,631 for the same period in 2021. The increase was due to increase of types of collectibles/ artwork we promoted for customers. During the six months ended June 30, 2021 and 2020, 187 and 25 types of collectibles/artwork were successfully listed on our platforms, of which we promoted 51 and 4 types of newly listed collectibles and artwork for our customers, respectively.

(4) Other revenues: Other revenues primarily includes services fees for IT technical support and revenue from termination of a cooperation agreement. IT technical support fee is negotiated on a case by case basis and is recognized when the related services have been performed based on the specific terms of the contract. Total other revenues increased by approximately $31,000 or 11.8% from $260,356, including $94,713 from providing technological services to our related parties for the six months ended June 30, 2020 to $291,049, including $129,071 from providing technological services to our related parties for the same period in 2021. In addition, we recognized approximately $69,000 other revenue when a third party terminated a cooperation agreement with us in developing an online platform for niche market. The deposit with us is recognized as revenue as we have no further obligation under the contract to develop the platform.

Cost of Revenues

Cost of revenues increased by approximately $1.0 million or 256.2% from $392,424 for the six months ended June 30, 2020 to $1,397,828 for the same period in 2021. The increase in cost of revenues was primarily due to the increase in storage fees of approximately $0.5 million due to the increase in the listing value of products. The warehouse storage fees were charged based on certain percentage of listing value of products. The increase in cost of revenues was also due to the increase in salary, cloud services fees and outside service fees for referral of products to the Company of approximately $0.5 million.

Gross Profit

Gross profit for the six months ended June 30, 2021 and 2020 amounted to $23,062,911 and $2,075,539, respectively. Gross profit increased by approximately $21.0 million or 1011.2%.  Gross margin for the six months ended June 30, 2021 and 2020 were 94.3% and 84.1%, respectively. The increase in gross margin was due to increase in higher transaction fee revenue when the cost (mainly salary and cloud services fees) generally did not increase proportionately with the increase in revenue.

Selling and Marketing Expenses

Selling expenses increased by approximately $9,387,751 or 1,104% from $850,462 including $57,935 to related party for the six months ended June 30, 2020 to $10,238,213 including $341,952 to related party for the same period in 2021. The increase was primarily due to the increase in marketing expenses of approximately $8,930,000 as we paid more commission to third parties to get more referral of traders. In addition, advertising expense with Kashi Jinwang Art Purchase E-commerce Co., Ltd.(“Jinwang”), a related party, increased about $0.3 million due primarily to the increase in initial listing value of products advertised. Our marketing expenses was charged based on 1.5% of initial listing value of products advertised on the third party’s website. We expect our selling and marketing expenses to increase further as we recover from COVID-19 and we will continue to promote our products listed and getting more referral for traders.

General and Administrative Expenses

Our general and administrative expenses increased by approximately $2,128,492 or 219% from $972,557 including $27,059 to related party for the six months ended June 30, 2020 to $3,101,049 including $78,716 to related party for the same period in 2021. The increase in our general and administrative expenses was primarily due to the increase in professional fees and consulting fee of approximately $1.5 million, which included approximately $0.3 million for professional fees such as legal, audit, insurance and public relations as we became a public company in December 2020. The increase was also due to consulting fee for development for our new business of approximately $1.2 million including overseas business development and development in digital assets. The rest of the increase came mainly from increase in employee salary/benefits, office rent which totaled approximately $0.6 million. We expect our general and administrative expenses, including but not limited to, compensation, rent, depreciation and amortization to continue to increase in the foreseeable future as our business grows further.

Other Income

Total other income increased by approximately $0.2 million, or 195.7%, from $120,567 for the six months ended June 30, 2020 to $356,504 for the same period in 2021. Other income consists mainly of gain from short-term investment, interest income and other income. The increase was mainly due to the receipt of approximately $0.2 million of government grant for our business development.

Provision for Income Taxes

Our provision for income taxes amounted to nil for both the six months ended June 30, 2020 and 2021, respectively. We did not have any income taxes due to our preferential tax rate reduction from our profitable variable interest entities (VIEs), which were formed and registered in Kashi in Xinjiang Provence, China and they are not subject to income taxes for 5 years ending in 2023. We also have provided 100% allowance on net operating losses from our VIEs which incurred losses.

Net Income

Our net income increased by approximately $9.7 million, or 2,601.8%, from $373,087 for the six months ended June 30, 2020 to $10,080,153 for the same period in 2021. Such change was the result of the combination of the changes as discussed above.

Basic and diluted earnings per share

Basic and diluted earnings per share were $0.49 and $0.02 for the six months ended June 30, 2021 and 2020, respectively, representing a 1,907.4% increase.

Cash and cash equivalents, short-term investments

As of June 30, 2021, we had cash and cash equivalents as well as short-term investments in an aggregate amount of $45.1 million, compared to $25.1 million as of December 31, 2020.

Leases

The Company adopted ASU 2016-02 on January 1, 2021 and recognized operating lease liabilities of approximately $21,000, with corresponding right-of-use assets of approximately $23,000 based on the present value of the remaining minimum rental payments for existing operating leases with a remaining term longer than 12 months.

About Oriental Culture Holding LTD

Oriental Culture Holding LTD is an online provider of collectibles and artwork e-commerce services, which allow collectors, artists, art dealers and owners to access an art and collectibles trading market with a wider range of collectibles and artwork investors. Through its subsidiaries in Hong Kong, the Company provides trading facilitation for individual and institutional customers of all kinds of collectibles, artwork and certain commodities on its online platforms, as well as online and offline integrated marketing, storage and technical maintenance service to customers through its VIE and the subsidiaries of its VIE in China. For more information about the Company, please visit: www.ocgroup.hk.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

IR Department

Email: IR@ocgroup.hk

Phone: +852- 21103909

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
OPERATING REVENUES:
Net revenues	$24,331,668	$2,373,250
Net revenues - related parties	129,071	94,713
Total operating revenues	24,460,739	2,467,963

COST OF REVENUES:
Cost of revenues	(789,302)	(274,477)
Cost of revenues - related party	(608,526)	(117,947)
Total cost of revenues	(1,397,828)	(392,424)

GROSS PROFIT	23,062,911	2,075,539

OPERATING EXPENSES:
Selling and marketing	(9,896,261)	(792,527)
Selling and marketing - related party	(341,952)	(57,935)
General and administrative	(3,022,333)	(945,498)
General and administrative - related parties	(78,716)	(27,059)
Total operating expenses	(13,339,262)	(1,823,019)

INCOME FROM OPERATIONS	9,723,649	252,520

OTHER INCOME
Gain from short-term investment	45,466	30,445
Interest income	87,251	84,156
Other income, net	223,787	5,966
Total other income, net	356,504	120,567

INCOME BEFORE INCOME TAXES	10,080,153	373,087

PROVISION FOR INCOME TAX	-	-

NET INCOME	$10,080,153	$373,087

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(69,596)	(177,875)

COMPREHENSIVE INCOME	$10,010,557	$195,212

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	20,444,712	15,190,000

EARNINGS PER SHARE
Basic and diluted	$0.49	$0.02

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$42,631,671	$24,036,174
Short-term investment	2,426,184	1,056,286
Accounts receivable, net	667,331	402,428
Account receivable - related parties	21,827	-
Other receivables and prepaid expenses	1,418,488	199,515
Deposit	-	13,333,538
Total current assets	47,165,501	39,027,941

PROPERTY AND EQUIPMENT, NET	731,755	372,215

OTHER ASSETS
Prepayment	928,778	-
Escrow	600,000	600,000
Investment	540,990	535,617
Right-of-use assets	23,050	-
Intangible assets, net	479,496	572,992
Total other assets	2,572,314	1,708,609

Total assets	$50,469,570	$41,108,765

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$3,120,176	$4,831,394
Accounts payable - related parties	106,263	1,229,381
Deferred revenue	3,109,528	243,355
Other payables and accrued liabilities	330,878	1,043,383
Lease liabilities	20,995	-
Other payables - related parties	6,707	7,312
Taxes payable	195,220	184,694
Total current liabilities	6,889,767	7,539,519

Total liabilities	6,889,767	7,539,519

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued and outstanding as of June 30,2021 and December 31, 2020, respectively	-	-
Ordinary shares, $0.00005 par value, 900,000,000 shares authorized,
30,054,712 shares issued, 20,444,712 shares outstanding
as of June 30, 2021 and December 31, 2020, respectively	1,503	1,503
Treasury shares, at cost, 9,610,000 shares issued
as of June 30,2021 and December 31, 2020, respectively	(481)	(481)
Additional paid-in capital	18,884,992	18,884,992
Statutory reserves	112,347	112,347
Retained earnings	23,727,923	13,647,770
Accumulated other comprehensive income	853,519	923,115
Total shareholders’ equity	43,579,803	33,569,246

Total liabilities and shareholders’ equity	$50,469,570	$41,108,765